CUSIP No. 018921106	Page 1 of 24 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

AMENDMENT NO. 4

Under the Securities Exchange Act of 1934

ALLIANCE BANCORP, INC. OF PENNSYLVANIA
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

018921106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

CUSIP No. 018921106	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,787
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 532,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500
	8	SHARED VOTING POWER 532,787
	9	SOLE DISPOSITIVE POWER 2,500
	10	SHARED DISPOSITIVE POWER 532,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 539,965
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 539,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 018921106	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON Beth Lashley, Trustee of the Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 13 of 24 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated April 25, 2007, was filed with the Securities and Exchange Commission on May 4, 2007 (the “Initial Schedule 13D”).  Amendment No. 1 to the Initial Schedule 13D, dated July 16, 2007, was filed with the Securities and Exchange Commission on August 6, 2007.  Amendment No. 2 to the Initial Schedule 13D, dated October 16, 2007, was filed with the Securities and Exchange Commission on October 18, 2007.  Amendment No. 3 to the Initial Schedule 13D, dated April 25, 2008, was filed with the Securities and Exchange Commission on April 30, 2008.  This Amendment No. 4 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Alliance Bancorp, Inc. of Pennsylvania (the “Company”).  The address of the principal executive offices of the Company is 541 Lawrence Road, Broomall, PA 19008.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to Amendment No. 3 to the Initial Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund and Financial Edge Strategic;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual;

•	Doris Lashley Testamentary Trust;

•	Beth Lashley, as trustee of the Doris Lashley Testamentary Trust;

CUSIP No. 018921106	Page 14 of 24 Pages

•	Richard Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual;

•	Richard J. Lashley as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister; and

•	Dr. Robin Lashley, as an individual.

(a)-(c)      This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund and Financial Edge Strategic;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer as an individual; and

(4)	shares of Common Stock held by Mr. Lashley as: (A) an individual; and (B) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley.

The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Dr. Robin Lashley, John Palmer, and Richard Lashley is c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The business address of the Doris Lashley Testamentary Trust is c/o of Beth Lashley, Trustee, 2 Trinity Place, Warren, NJ  07059.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

Beth Lashley is a certified public accountant (inactive) who is not currently employed.

CUSIP No. 018921106	Page 15 of 24 Pages

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 547,465 shares of Common Stock of the Company acquired at an aggregate cost of $5,064,790.

The amount of funds expended by Financial Edge Fund to acquire the 278,938 shares of Common Stock it holds in its name was $2,623,179.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage Inc.. (“BNP Paribas”) on such firm’s usual terms and conditions.

The amount of funds expended by Financial Edge Strategic to acquire the 98,938 shares of Common Stock it holds in its name was $897,315.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Goodbody/PL LP to acquire the 154,911 shares of Common Stock it holds in its name was $1,407,322.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Mr. Richard Lashley to acquire the 5,000 shares of Common Stock he holds in his name is $47,759.  Such funds were provided from Mr. Lashley’s personal funds.

The amount of funds expended by Mr. Palmer to acquire the 1,500 shares of Common Stock he holds in his name is $14,543.  Such funds were provided from Mr. Palmer’s personal funds. The amount of funds expended by Mr. Palmer’s Individual Retirement Account (IRA) to acquire the 1,000 shares of Common Stock it holds in his name is $7,580.  Such funds were provided from available funds in Mr. Palmer’s IRA.

The amount of funds expended by Dr. Robin Lashley to acquire the 2,178 shares of Common Stock she holds in her name is $20,810.  Such funds were provided from Dr. Lashley’s personal funds.

CUSIP No. 018921106	Page 16 of 24 Pages

The amount of funds expended by the Doris Lashley Testamentary Trust to acquire the 5,000 shares of Common Stock it holds in its name is $46,282.  Such funds were provided from the Trust’s available funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge, Financial Edge Strategic and Goodbody PL LP.

Item 4.	Purpose of Transaction

The PL Capital Group owns 547,465 shares or 8.1% of the Company, based upon the Company’s aggregate outstanding 6,781,676 shares.  Alliance Mutual Holding Company (“MHC”) is the Company’s parent mutual holding company, and the Company is the stock holding company of Alliance Bank.  MHC reported in a Schedule 14A filed on March 23, 2009 that it directly and beneficially owns 3,973,750 shares of Common Stock, or 57.4% of the outstanding shares of Common Stock.  Excluding the shares of Common Stock held by MHC, PL Capital Group owns 19.5% of the remaining 2,807,926 outstanding shares of Common Stock.  PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital’s shareholder’s rights, with a goal of maximizing the long term value of the Common Stock.

On October 16, 2007, Messrs. Lashley and Palmer met with the Company’s Chief Executive Officer, Dennis Cirucci, and the Company’s Executive Vice President and Chief Financial Officer, Peter Meier, at the Company’s headquarters to discuss various matters, including the need for management of the Company to improve financial performance, enhance shareholder value and design compensation and benefit plans that are tied to Company financial performance and shareholder value metrics.  A copy of the presentation provided to Messrs. Cirucci and Meier is attached as Exhibit 2 to Amendment No. 2 to the Initial Schedule 13D.

On April 25, 2008, Mr. Lashley sent a letter to the Company urging the Company to meet with him as a member of the PL Capital Group to discuss the PL Capital Group’s concerns respecting the Company’s performance and steps that can be taken to improve its performance.  A copy of the letter is attached as Exhibit 3 to Amendment No. 3 to the Initial Schedule 13D.

Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

CUSIP No. 018921106	Page 17 of 24 Pages

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as of November 6, 2009, as reported in the Company’s Form 10-Q filed on November 9, 2009.  In this Form 10-Q, the Company reported 6,781,676 outstanding shares of Common Stock.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund sold 12,900 shares of Common Stock on December 8, 2009 at $8.60 per share for total net proceeds of $110,411.

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic sold 4,900 shares of Common Stock on December 8, 2009 at $8.60 per share for total net proceeds of $41,930.

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr.

CUSIP No. 018921106	Page 18 of 24 Pages

Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP sold 7,502 shares of Common Stock on December 9, 2009 at $8.60 per share for total proceeds of $64,163.

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the General Partner of Financial Edge Fund and Financial Edge Strategic.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

CUSIP No. 018921106	Page 19 of 24 Pages

(F)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(G)	John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(H)	Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(I)	Dr. Robin Lashley

(a)-(b)	See cover page.

(d)	Dr. Lashley made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(J)	Doris Lashley Testamentary Trust

(a)-(b)	See cover page.

(c)	The Trust made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

CUSIP No. 018921106	Page 20 of 24 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 3 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 018921106	Page 21 of 24 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	PL Capital, LLC’s Presentation to Senior Management of Alliance Bancorp, Inc. of Pennsylvania, dated October 16, 2007.*
3	Letter from Richard Lashley to Alliance Bancorp, Inc. of Pennsylvania, dated April 25, 2008.*
_______________
*Previously filed.

CUSIP No. 018921106	Page 22 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2009

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

CUSIP No. 018921106	Page 23 of 24 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

DORIS LASHLEY TESTAMENTARY TRUST

By:	/s/ Beth Lashley
Beth Lashley
Trustee

CUSIP No. 018921106	Page 24 of 24 Pages

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley
By: Robin Lashley Robin Lashley
By: Beth Lashley Beth Lashley